UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________________________________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)

MERISEL, INC.

(Name of issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of class of securities)

589849108

(CUSIP number)

Robert Keppler
Saints Capital Granite, L.P.
475 Sansome Street, Suite 1850
San Francisco, CA 94111
            (415) 773-2080

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

February 4, 2013

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d–7 for other parties to whom copies are to be sent.

_______________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 589849108	13D/A	Page 2 of 6 pages

1.	NAMES OF REPORTING PERSONS

Saints Capital Granite, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 47,500,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 47,500,000
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

47,500,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

95.5%
14.	TYPE OF REPORTING PERSON

PN

CUSIP No. 589849108	13D/A	Page 3 of 6 pages

1.	NAMES OF REPORTING PERSONS

Saints Capital Granite, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 47,500,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 47,500,000
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

47,500,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

95.5%
14.	TYPE OF REPORTING PERSON

OO

CUSIP No. 589849108	13D/A	Page 4 of 6 pages

SCHEDULE 13D

This Amendment No. 5 (this “Amendment”) to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D, filed on May 20, 2011 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto, filed on December 28, 2011, by Amendment No. 2 thereto, filed on February 9, 2012, by Amendment No. 3 thereto, filed on October 16, 2012, and by Amendment 4 thereto, filed on December 10, 2012 (as amended, the “Amended Schedule 13D”) with respect to the common stock, $0.01 par value per share (“Common Stock”), of Merisel, Inc., a Delaware corporation (“Merisel”), which has its principal executive offices at 132 West 31st Street, 5th Floor, New York, New York 10001. Defined terms used in this Amendment but not otherwise defined herein shall have the meanings ascribed to them in the Amended Schedule 13D.

Saints Capital Granite, L.P. is sometimes referred to herein as “SCGLP” and Saints Capital Granite, LLC is sometimes referred to herein as “SCGLLC.” SCGLP and SCGLLC are sometimes collectively referred to herein as the “Reporting Persons.”

The August Note and the November Note, each as previously described in the Amended Schedule 13D, and the February Note, as described herein, are sometimes collectively referred to herein as the “Convertible Notes.”

Item 1.     Security and Issuer.

The location of the principal executive offices of the Issuer is hereby amended to read: 132 West 31st Street, 5th Floor, New York, New York 10001.

Item 3.     Source and Amount of Funds or Other Consideration.

Item 3 of the Amended Schedule 13D is hereby amended to add the following information:

As of the date hereof, the Reporting Persons beneficially own 47,500,000 shares of Common Stock. Of such 47,500,000 shares of Common Stock, 5,000,000 shares are owned directly by SCGLP and 42,500,000 shares are issuable to SCGLP upon the conversion in full of the Convertible Notes. Such conversion would be effectuated without the requirement of the payment of additional consideration. The Convertible Notes were in each case originally funded by SCGLP out of its operating assets.

Item 5.     Interest in Securities of the Issuer.

Item 5 of the Amended Schedule 13D is hereby amended and restated as follows:

(a) and (b) As of the date hereof, the Reporting Persons beneficially own 47,500,000 shares of Common Stock representing approximately 99.5% of the shares of Common Stock outstanding (after taking into account the issuance of the shares of Common Stock upon the conversion in full of the Convertible Notes). SCGLLC, in its capacity as the general partner of SCGLP, may be deemed to be the beneficial owner of such shares of Common Stock. The calculation of the foregoing percentages is based on the number of shares of Common Stock disclosed by Merisel as outstanding as of February 4, 2013 in the February Note Purchase Agreement (as defined below). Of such 47,500,000 shares of Common Stock, 5,000,000 shares are owned directly by SCGLP and 42,500,000 shares are issuable to SCGLP upon the conversion in full of the Convertible Notes. The Convertible Notes will not be convertible into shares of Common Stock until after March 31, 2013. Each of the Reporting Persons may be deemed to have sole voting and dispositive power with respect to such 47,500,000 shares of Common Stock.

After March 31, 2013, at SCGLP’s option, the Convertible Notes are convertible, in whole or in part, into shares of Common Stock of Merisel at a conversion price per share that is equal to the greater of (a) $0.10 or (b) an amount equal to (x) EBITDA (as defined below) for the twelve months ended March 31, 2013 multiplied by six and one-half (6.5), less amounts outstanding under the PNC Agreement, and liabilities relating to the outstanding redeemable Series A Preferred Stock and the February Note or other indebtedness for borrowed money (including the August Note and the November Note) plus Merisel's cash balance and (y) divided by the number of shares of Common Stock outstanding as of the conversion date (such alternative conversion price, the “EBITDA-Based Conversion Price”). As the EBITDA-Based Conversion Price is not subject to calculation as of the date hereof, the share numbers used in this Amendment assume a conversion price per share that is equal to $0.10.

(c)     Except for the transactions described herein, the Reporting Persons have not effected any transactions in the class of securities reported herein during the past 60 days.

CUSIP No. 589849108	13D/A	Page 5 of 6 pages

(d)     Not applicable.

(e)     Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Amended Schedule 13D is hereby amended to add the following information:

On February 4, 2013, Merisel and SCGLP entered into a definitive Note Purchase Agreement (the “February Note Purchase Agreement”) providing for the issuance of a 10% Convertible Note (the “February Note”), due August 31, 2015, in a principal amount of $750,000. Copies of such February Note Purchase Agreement and the February Note are attached hereto as Exhibits 1 and 2, respectively, and are incorporated herein by reference. The February Note was issued and funding was received by Merisel on February 4, 2013. The February Note accrues interest at 10% per annum and matures on August 31, 2015. Interest on the February Note is payable in kind through increasing the outstanding principal amount of the February Note, or, at Merisel’s option, it may pay interest quarterly in cash. The February Note will not be convertible until after March 31, 2013. After March 31, 2013, at SCGLP’s option, the February Note is convertible, in whole or in part, into shares of Common Stock of Merisel at a conversion price per share that is equal to the greater of (a) $0.10 or (b) an amount equal to (x) EBITDA (as defined below) for the twelve months ended March 31, 2013 multiplied by six and one-half (6.5), less amounts outstanding under the PNC Agreement, and liabilities relating to the outstanding redeemable Series A Preferred Stock and the February Note or other indebtedness for borrowed money (including the August Note and the November Notes) plus Merisel's cash balance and (y) divided by the number of shares of Common Stock outstanding as of the conversion date. Each conversion of the principal amount then outstanding, or any accrued and unpaid interest on the February Note, shall be in an amount at least equal to the lesser of (i) $1 million or (ii) the then outstanding principal amount of the February Note and any accrued and unpaid interest thereunder. The February Note is unsecured. It may be redeemed, in whole or in part, at any time prior to March 31, 2013, so long as Merisel’s outstanding Series A Preferred Stock has been redeemed, at a redemption price equal to two and one-half times the outstanding principal amount of the Note, plus accrued interest. SCGLP has agreed to subordinate the repayment of the Convertible Notes to the prior payment of all amounts owing by Merisel and its subsidiaries under the PNC Agreement.

For purposes of the February Note, “EBITDA” means the net income of Merisel from continuing operations before interest expense (income), income taxes, depreciation and amortization expense, adding back non-cash charges including, without limitation, compensation charges for equity grants and charges for unconsolidated losses (gains), determined directly or indirectly from the financial statements of Merisel contained in the Quarterly Report on Form 10-Q or Annual Report on Form 10-K of Merisel for the applicable periods.

In connection with the execution of the February Note Purchase Agreement, on February 4, 2013, the Company and SCGLP entered into Amendment No. 2 to the Registration Rights Agreement (the “Registration Rights Amendment”) which amended the Registration Rights Agreement, dated as of February 4, 2011 (as previously amended by Amendment No. 1 thereto, dated as of August 20, 2012, the “Registration Rights Agreement”), by and between the Company and SCGLP. Pursuant to the Registration Right Amendment, the definition of “Holder Common Stock” in Section 1.1 of the Registration Rights Agreement was revised to specifically include all shares of Common Stock held by SCGLP including, but not limited to, shares of Common Stock acquired by a “Holder” upon conversion of the Convertible Notes. A copy of the Registration Rights Amendment is attached hereto as Exhibit 3 and is incorporated herein by reference.

Item 7.     Material to be Filed as Exhibits.

The response set forth in Item 7 of the Amended Schedule 13D is hereby amended to add the following:

Exhibit 1	Note Purchase Agreement, dated as of February 4, 2013, by and between Merisel, Inc. and Saints Capital Granite, L.P. (incorporated herein by reference to Exhibit 10.1 to Form 8-K, filed by Merisel on February 8, 2013).

Exhibit 2	10% Convertible Note, due August 31, 2015, issued by Merisel, Inc. on February 4, 2013, in favor of Saints Capital Granite, L.P. in the original principal amount of $750,000 (incorporated herein by reference to Exhibit 4.1 to Form 8-K, filed by Merisel on February 8, 2013).

Exhibit 3	Amendment No. 2 to Registration Rights Agreement, dated as of February 4, 2013, by and between Merisel, Inc. and Saints Capital Granite, L.P. (incorporated herein by reference to Exhibit 10.2 to Form 8-K, filed by Merisel on February 8, 2013).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 5 to Schedule 13D is true, complete and correct.

Date: March 21, 2013

SAINTS CAPITAL GRANITE, L.P.

By: SAINTS CAPITAL GRANITE, LLC,
a Delaware limited liability company, its general partner

By: /s/ Kenneth B. Sawyer
Name: Kenneth B. Sawyer
Title: Managing Member

SAINTS CAPITAL GRANITE, LLC,
a Delaware limited liability company

By: /s/ Kenneth B. Sawyer
Name: Kenneth B. Sawyer
Title: Managing Member

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